EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 5, 2009, relating to the financial statements and financial statement schedule of Radiant Systems, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Radiant Systems, Inc.’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes), and the effectiveness of Radiant Systems, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

October 2, 2009